(d)(2)(iv)

EQ ADVISORS TRUST

AMENDMENT NO. 4 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 4 to the Investment Advisory Agreement effective as of June 1, 2015 (“Amendment No. 4”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and T. Rowe Price Associates, Inc., a Maryland corporation (“T. Rowe” or “Adviser”).

WHEREAS, FMG LLC and the Adviser desire to modify the fee payable to the Adviser for investment advisory and other services the Adviser provides to the T. Rowe Allocated Portions.

NOW, THEREFORE, FMG LLC and Adviser agree to modify the Agreement as follows:

1. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

2. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 4 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		T.ROWE PRICE ASSOCIATES, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Savonne L. Ferguson
	Steven M. Joenk		Name: Savonne L. Ferguson
	Chairman, Chief Executive Officer and President		Title: Vice President

APPENDIX A

TO AMENDMENT NO. 4

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser on or about the fifth day of each month compensation computed at an annual rate equal to the following:

Large Cap Growth Portfolios	Advisory Fee**

AXA Large Cap Growth Managed Volatility Portfolio*

EQ/T. Rowe Price Growth Stock Portfolio

Multimanager Aggressive Equity Portfolio*

(collectively, the AXA Large Cap Growth Managed Volatility Portfolio, EQ/T. Rowe Price Growth Stock Portfolio and Multimanager Aggressive Equity Portfolio are the “T. Rowe Allocated Portions”)

0.40% of the T. Rowe Allocated Portions’ average daily net assets up to and including $250 million; 0.375% of the T. Rowe Allocated Portions’ average daily net assets in excess of $250 million up to and including $500 million; and 0.35% of the T. Rowe Allocated Portions’ average daily net assets in excess of $500 million and up to $1 billion. Once the T. Rowe Allocated Portions’ average daily net assets exceed $1 billion, the 0.35% advisory fee will apply to all asset levels under and including $1 billion.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “T. Rowe Allocated Portion”.
**	The daily advisory fee for the T. Rowe Allocated Portions is calculated by multiplying the aggregate average daily net assets of the T. Rowe Allocated Portions at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.